EXHIBIT 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

PIONEER POWER SOLUTIONS, INC.

Pioneer Power Solutions, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

Resolutions were duly adopted by the Board of Directors of the Corporation setting forth this proposed Amendment to the Certificate of Incorporation of the Corporation and declaring said amendment to be advisable and recommended for approval by the stockholders of the Corporation.

Immediately upon the effectiveness of this amendment to the Corporation’s Certificate of Incorporation (the “Effective Time”), each five (5) issued and outstanding shares of the Corporation’s Common Stock, par value $0.001 per share, shall be converted into one (1) share of the Corporation’s Common Stock, par value $0.001 per share, as constituted following the Effective Time.

The Certificate of Incorporation of the Corporation is hereby amended by deleting subsection (A) of ARTICLE FOURTH thereof in its entirety and inserting the following in lieu thereof:

“A.  Classes and Numbers of Shares.  Following the Reverse Stock Split (as defined below), the total number of shares of stock that the Corporation shall have authority to issue is thirty-five million (35,000,000).  The classes and aggregate number of shares of each class that the Corporation shall have authority to issue are as follows:

1. Thirty million (30,000,000) shares of common stock, par value $0.001 per share (the “Common Stock”); and

2. Five million (5,000,000) shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

Effective as of 5:00 pm, New York time, on June 22, 2011 (the “Effective Time”) each share of the Corporation’s common stock, $0.001 par value per share (the “Old Common Stock”), either issued or outstanding or held by the Corporation as treasury stock, immediately prior to the Effective Time, will be automatically reclassified as and converted (without any further act) into 1/5 of a fully paid and nonassessable share of common stock, $0.001 par value per share, of the Corporation (the “New Common Stock”) without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation (the “Reverse Stock Split”), provided that no fractional shares shall be issued to any registered holder Common Stock immediately prior to the Effective Time, and that instead of issuing such fractional shares to such holders, such fractional shares shall be rounded up to the next even number of shares of Common Stock issued as a result of this Reverse Stock Split at no cost to the stockholder.  Any stock certificate that, immediately prior to the Effective Time, represented shares of the Old Common Stock will, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent the number of shares of the New Common Stock as equals the product obtained by multiplying the number of shares of Old Common Stock represented by such certificate immediately prior to the Effective Time by 1/5.”

The foregoing amendment was duly adopted in accordance with the provisions of Section 242 and 228 (by the written consent of the stockholders of the Corporation) of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Pioneer Power Solutions, Inc. has caused this Certificate to be executed by its duly authorized officer on this 14th day of June, 2011.

PIONEER POWER SOLUTIONS, INC.

By:	/s/ Andrew Minkow
Name: Andrew Minkow
Title: Chief Financial Officer